Unico American Corporation
23251 Mulholland Drive
Woodland Hills, California 91364-2732
TEL (818) 591-9800  FAX (818) 591-9822

VIA EDGAR

July 28, 2010
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities And Exchange Commission
Washington, DC 20549

Re:    Unico American Corporation
          Form 10-K for the Fiscal Year Ended December 31, 2009
          Schedule 14A Filed April 22, 2010
          File No. 000-03978

Dear Mr. Rosenberg:

This letter will confirm the telephone conversation of our legal counsel, Irwin G. Barnet, with Frank Wyman, Staff Accountant, on Wednesday, July 21, 2010, in which Mr. Barnet informed Mr. Wyman that I was out of the office until July 28, 2010 and, as a result, we would need an additional 5 business days, until August 9, 2010, to provide a response to your letter dated July 19, 2010.  It is our intention to provide a response on or before August 9, 2010.

If you have any questions, please contact the undersigned at (818) 591-9800.

Sincerely,

/s/ Lester A. Aaron
Lester A. Aaron
Chief Financial Officer
Unico American Corporation